UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2007            File No.    0-51749

ARIZONA STAR RESOURCE CORP.

(Name of Registrant)

401 Bay Street, Suite 2700, Toronto, Ontario, Canada M5H 2Y4

(Address of principal executive offices)

1.

Notice of Annual Meeting

2.

Management Information Circular

3.

Management Letter to Shareholders

4.

Form of Proxy

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ___

FORM 40-F XXX

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Arizona Star Resource Corp.

(Registrant)

Dated: September 25, 2007	By: /s/ Paul A. Parisotto Paul A. Parisotto, President and CEO

Exhibits

99.1

Notice of Annual Meeting

99.2.

Management Information Circular

99.3

Management Letter to Shareholders

.

99.4

Form of Proxy